

September 22, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.75% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of INPOINT COMMERCIAL REAL ESTATE INCOME, INC. under the Exchange Act of 1934.

Sincerely,